Exhibit 99.7

PRO FORMA VALUATION UPDATE REPORT

CONVERSION STOCK OFFERING

BANK FINANCIAL CORPORATION

BANKFINANCIAL, F.S.B.

Burr Ridge, Illinois

Dated As Of:

October 29, 2004

Prepared By:

RP® Financial, LC.

1700 North Moore Street

Suite 2210

Arlington, Virginia 22209

October 29, 2004

Board of Directors

BankFinancial, MHC, Inc.

BankFinancial Corporation

BankFinancial, F.S.B.

15W060 North Frontage Road

Burr Ridge, Illinois 60527

Members of the Board of Directors:

We have completed and hereby provide an updated independent appraisal of the estimated pro forma market value of the common stock which is to be offered in connection with the plan of stock issuance described below.

This updated appraisal is furnished pursuant to the conversion regulations promulgated by the Office of Thrift Supervision (“OTS”). Specifically, this updated appraisal has been prepared in accordance with the “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization” as set forth by the OTS, and applicable regulatory interpretations thereof. Our original appraisal report, dated September 10, 2004 (the “Original Appraisal”) is incorporated herein by reference. As in the preparation of our Original Appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

Description of Reorganization and Plan of Stock Issuance

In January 1999, BankFinancial, F.S.B. (“BankFinancial” or the “Bank”) reorganized into the two-tier mutual holding company structure. As part of the reorganization, BankFinancial formed BankFinancial Corporation (the “Company”) and BankFinancial MHC, Inc. (the “MHC”), a federally-chartered mid-tier stock holding company and mutual holding company, respectively. BankFinancial became a federally-chartered capital stock savings bank, and a wholly-owned subsidiary of the Company, and the Company became the wholly-owned subsidiary of the MHC.

The respective Boards of Directors of BankFinancial MHC, Inc. and BankFinancial Corporation, a federal corporation, adopted a plan of conversion and reorganization on August 25, 2004. Pursuant to the plan of conversion and reorganization, the organization will convert from the mutual holding company form of organization to the fully stock form and will sell shares of common stock to the public in a stock offering. BankFinancial MHC, Inc., the mutual holding company parent of BankFinancial Corporation, a federal corporation, will be merged into BankFinancial, F.S.B., and BankFinancial MHC, Inc. will no longer exist. BankFinancial

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Corporation, a federal corporation, which owns 100% of the Bank, will be succeeded by a new Maryland corporation with the same name. When the conversion is completed, all of the capital stock of BankFinancial, F.S.B. will be owned by BankFinancial Corporation, the newly formed Maryland holding company, and all of the common stock of BankFinancial Corporation will be owned by public stockholders.

Concurrent with the plan of conversion and reorganization, the Company will retain up to 50% of the net stock proceeds of the stock offering, and downstream to the Bank the remaining net proceeds of the offering in exchange for 100% ownership of the Bank. The funds downstreamed to the Bank will be includable as core capital. Immediately after consummation of the conversion and reorganization, it is not anticipated that the Company will engage in any business activity other than ownership of the Bank subsidiary, extending the loan to the Bank’s newly formed employee stock ownership plan (“ESOP”) and investment of stock proceeds that are retained by the Company. Subsequent activities of the Company may include payment of regular or special dividends, acquisitions of other financial institutions or branches of other financial institutions, establishment of other employee benefit plans, acquisitions of other financial service providers and/or stock repurchases.

It is anticipated that the shares will be offered in a subscription offering to the Bank’s Eligible Account Holders, Tax-Qualified Plans, Supplemental Eligible Account Holders and Other Members of BankFinancial. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a community offering.

This updated appraisal reflects the following noteworthy items: (1) a review of recent developments in BankFinancial’s financial condition, including financial data through September 30, 2004; (2) an updated comparison of BankFinancial’s financial condition and operating results versus the Peer Group companies identified in the Original Appraisal; and (3) a review of stock market conditions since the date of the Original Appraisal.

The estimated pro forma market value is defined as the price at which the Company’s common stock, immediately upon completion of the public stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. RP® Financial, LC., (“RP Financial”) is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a

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Board of Directors

October 29, 2004

policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

Discussion of Relevant Considerations

1. Financial Results

Table 1 presents summary balance sheet and income statement details for the twelve months ended June 30, 2004 and updated financial information through September 30, 2004. BankFinancial’s assets increased by a minimal $2.7 million, or 0.2%, from June 30, 2004 to September 30, 2004. There was also only minimal change to the composition of the asset base, with loans receivable increasing by $4.2 million, equal to 0.4% growth, and investment securities increasing by $13.1 million, or 4.8%. The balance of 1-4 family residential real estate loans increased by $15.1 million during the three months ended September 30, 2004. Funds for these changes were obtained primarily from cash and equivalents, which declined by $14.1 million.

Table 1

BankFinancial, F.S.B.

Recent Financial Data

	At June 30, 2004		At Sept. 30, 2004
	Amount	Assets	Amount	Assets
	($000)	(%)	($000)	(%)
Balance Sheet Data
Total assets	$1,468,967	100.0%	$1,471,698	100.0%
Cash, cash equivalents	45,711	3.1	31,668	2.2
Investment securities	270,078	18.4	283,124	19.2
Loans receivable, net	1,078,969	73.5	1,083,196	73.6
Fixed Assets	32,689	2.2	32,717	2.2
Goodwill/Core Dep. Intang.	21,595	1.5	21,169	1.4
Deposits	$1,104,512	75.2%	1,124,791	76.4%
Borrowings	249,151	17.0	229,446	15.6
Total equity	95,303	6.5	93,393	6.4
Tangible equity	73,708	5.0	72,224	4.9

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Board of Directors

October 29, 2004

Table 1 (cont.)

BankFinancial, F.S.B.

Recent Financial Data

	12 Months Ended June 30, 2004		12 Months Ended September 30, 2004
	Amount	(%)(1)	Amount	(%)(1)
	($000)		($000)
Summary Income Statement
Interest income	$64,431	4.42%	$65,160	4.46%
Interest expense	(27,131)	(1.86)	(25,440)	(1.74)

Net interest income	$37,300	2.56%	$39,720	2.72%
Provisions for loan losses	304	0.02	516	0.04

Net interest income after provision	$37,604	2.58%	$40,236	2.76%
Non-interest operating income	$8,653	0.59%	$7,903	0.54%
Amortization of core dep. intang.	(1,734)	(0.12)	(1,717)	(0.12%)
Non-interest operating expense	(41,650)	(2.85)	(40,529)	(2.78)

Net operating income	$2,873	0.20%	$5,893	0.40%
Non-operating income (expense)
Loss on impairment of sec. AFS	($14,966)	(1.03%)	($14,966)	(1.02%)
FHLB adv. prepayment penalty	(8,347)	(0.57)	0	(0.00%)
Gain on sale of investments	419	0.03	419	0.03%
Gain on sale of loans	632	0.04	646	0.04%

Total non-operating inc (exp.)	($22,262)	(1.53%)	($13,901)	(0.95%)
Income (loss) before taxes	($19,389)	(1.33%)	($8,008)	(0.55%)
Income taxes	8,204	0.56	3,957	0.27

Net income (loss)	($11,185)	(0.77%)	($4,051)	(0.28%)
Estimated core income (expense)
Net Income	($11,185)	(0.77%)	($4,051)	(0.28%)
Addback(subtract)
Total non-operating exp. (inc.)	$22,262	1.53%	$13,901	0.95%
Less: Income taxes @39.75%	(8,848)	(1.38)	(5,525)	(0.38)

Estimated core net income	$2,229	0.15%	$4,325	0.29%

Sources:	BankFinancial’s prospectus, audited and unaudited financial statements, and RP Financial calculations.

(1)	% of average assets.

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October 29, 2004

Total deposits increased by $20.3 million, or 1.8%, as the balances of money market deposit accounts increased by $32.3 million, and certificates of deposit increased by $7.8 million, with both increases partially offset by a $16.2 million decline in NOW and savings accounts. FHLB advances decreased by $19.7 million, as the additional deposits were utilized for funding assets. The Bank’s equity base declined by $1.9 million, or 2.0%, as additions to retained earnings were offset by a negative $4.3 million after-tax adjustment to the securities held as “available for sale”. The combination of the slight increase in the asset base, along with a decline in equity served to decrease the Bank’s equity-to-assets ratio from 6.5% at June 30, 2004 to 6.4% at September 30, 2004, despite the interim retained earnings. BankFinancial’s tangible equity-to-assets ratio declined from 5.0% to 4.9% over the same time period.

Updated credit quality measures indicated an improvement in overall asset quality, as the ratio of non-performing loans-to-loans declined from 0.74% at June 30, 2004 to 0.63% at September 30, 2004. In addition, the allowance for loan losses improved to 158.95% of non-performing loans at September 30, 2004 from 135.26% at June 30, 2004. The Bank’s allowance for loan losses was $10.9 million, or 1.01% of total loans at September 30, 2004, compared to $10.7 million, or 1.00% of total loans at June 30, 2004.

BankFinancial’s operating results for the twelve months ended June 30, 2004 and September 30, 2004 are also set forth in Table 1. The Bank continued to report an after-tax loss for the most recent twelve month period of $4.1 million, or 0.28% of average assets for the twelve months ended September 30, 2004. Estimated core after-tax net income increased to $4.3 million, or 0.29% of average assets for the same time period. The estimated core net income for the twelve months ended September 30, 2004 excludes the impact of certain non-recurring items, including the loss on the impairment of securities held as available for sale, (“AFS”), and gains reported on the sale of securities and loans. The increase in updated estimated core earnings was supported by higher net interest income.

The increase in net interest income was facilitated by a larger yield/cost spread of 3.01% for the three months ended September 30, 2004, versus 2.32% for the twelve months ended September 30, 2003. This trend was evident in the net interest income to average assets ratio which increased from 2.56% for the twelve months ended June 30, 2004 to 2.72% for the twelve months ended September 30, 2004. The most significant benefit came from a lower interest expense ratio, indicative of the current overall low interest rate environment while at the same time the level of interest income increased slightly as a percent of average assets.

Operating expenses as a percent of average assets decreased from 2.85% for the twelve months ended June 30, 2004 to 2.78% for the twelve months ended September 30, 2004. The dollar amount of operating expenses decreased by $1.1 million, reflecting moderate declines in areas such as compensation and benefits, advertising and public relations, supplies, telephone, and other office supplies, along with other miscellaneous expenses. These lower expenses, along with the relatively stable asset base over the past year resulted in the decline of the operating expense ratio overall. Overall, the increase in the net interest income ratio and the lower operating expense ratio provided for a higher updated expense coverage ratio (net interest

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income divided by operating expenses, excluding intangibles amortization) of 0.98x for the twelve months ended September 30, 2004, versus a comparable ratio of 0.90x for the twelve months ended June 30, 2004.

Non-interest operating income remained a contributor to the Bank’s updated earnings, with such income declining from 0.59% of average assets for the twelve months ended June 30, 2004 to 0.54% of average assets for the twelve months ended September 30, 2004. Most of the decline in non-interest operating income was attributable to a decline in service fees and charges in the area of decreased prepayment fees on earned on mortgage loans. Overall, when factoring non-interest operating income into earnings capacity, the Bank’s updated efficiency ratio of 85.3% (operating expenses, net of goodwill amortization, as a percent of net interest income and non-interest operating income) was more favorable than the 90.5% efficiency ratio recorded for the twelve months ended June 30, 2004. Intangibles amortization decreased slightly in the most recent twelve month period examined, as the amortization of the core deposit intangible continued to decrease.

The Bank continued to record a recovery on allowances for loan losses for the most recent twelve month period, equaling $516,000, or 0.04% of average assets, for the twelve month ended September 30, 2004. This was derived after considering past and current loss experience, evaluations of real estate collateral, changes in composition of the loan portfolio, levels and trends in non-performing loans and real estate owned, and other factors. As of September 30, 2004, valuation allowances totaled $10.9 million, equal to 1.01% of net loans receivable and 158.95% of non-performing loans.

Non-operating income and expenses continued to effect the income statement. The most recent period examined continued to include the loss recognized on the impairment of securities held as AFS, along with minor levels of gains on the sale of investments and loans. Non-operating expense totaled $13.9 million, which was excluded from estimated core earnings. Estimated after-tax core earnings totaled $4.3 million, or 0.29% of average assets.

2. Peer Group Financial Comparisons

Tables 2, 3 and 4 present financial characteristics, operating results and credit risk information for BankFinancial, the Peer Group and all publicly-traded thrifts. The Bank’s and the Peer Group’s ratios are based on financial results through September 30, 2004 and September 30, 2004 or June 30, 2004, respectively.

As shown in Table 2, in general, the comparative balance sheet ratios for the Bank and the Peer Group did not vary significantly from the ratios exhibited in the Original Appraisal. Consistent with the Original Appraisal, the Bank’s updated interest-earning asset composition reflected a lower concentration of loans and a higher concentration of cash and investments.

RP® Financial, LC.

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RP® Financial, LC.

Board of Directors

October 29, 2004

Overall, the Bank maintained a similar level of interest-earning assets compared to the Peer Group, as updated interest-earning assets-to-assets ratios equaled 95.0% and 94.6%, respectively.

The updated mix of deposits and borrowings maintained by BankFinancial and the Peer Group also did not change significantly from the Original Appraisal. BankFinancial’s funding composition continued to reflect a higher concentration of deposits and a lower concentration of borrowings, relative to the comparable Peer Group measures. Updated interest-bearing liabilities-to-assets ratios equaled 92.0% and 88.6% for the Bank and the Peer Group, respectively. BankFinancial posted an updated tangible equity-to-assets ratio of 4.9%, which remained below the comparable Peer Group ratio of 9.3%. Overall, BankFinancial’s updated IEA/IBL ratio equaled 103.3%, which remained well below the comparable Peer Group ratio of 106.8%. As discussed in the Original Appraisal, the additional capital realized from stock proceeds should serve to increase BankFinancial’s IEA/IBL ratio, as it will reduce the level of liabilities funding assets and the cash proceeds will primarily be deployed into interest-earning assets.

Updated growth rates for BankFinancial are based on annualized growth for the 15 months ended September 30, 2004, while the Peer Group’s growth rates are based on growth for the twelve months ended September 30, 2004 or June 30, 2004. Updated asset growth rates continued to reflect lower asset growth for the Bank, as the Bank recorded a 0.74% increase in assets compared to a 9.1% growth rate for the Peer Group. BankFinancial’s asset composition showed little change, while the Peer Group’s asset growth reflected loan growth of 15.4% and a 13.4% decline in cash and investments.

Moderate deposit growth resulted in a 11.7% annualized decline in the Bank’s borrowed funds. Comparatively, asset growth for the Peer Group was funded by deposit growth of 10.2% and borrowings growth of 22.8%. Consistent with the Original Appraisal, the Bank’s equity decline over the past 15 months was similar to a decline for the Peer Group (2.9% annualized decline versus a 0.9% decline for the Peer Group, respectively). Factors contributing to the Peer Group’s equity shrinkage included capital management strategies such as dividend payments and stock repurchases. The Bank’s decrease in capital is due primarily to the low overall profitability rate and changes in the AFS adjustment. The increase in capital realized from stock proceeds, will likely limit the Bank’s capital growth rate following the stock offering.

Table 3 displays comparative operating results for BankFinancial and the Peer Group, based on their respective earnings for the twelve months ended September 30, 2004 and the last twelve month period available. The Bank reported a net loss of 0.28% of average assets, compared to net income of 0.72% of average assets for the Peer Group. Net non-operating losses and lower levels of net interest income and non-interest income continued to adversely affect the Bank’s returns. The Peer Group continued to maintain earnings disadvantages with respect to loan loss provisions.

In terms of core earnings strength, updated expense coverage ratios posted by BankFinancial and the Peer Group equaled 0.98x and 1.11x, respectively. The Peer Group’s

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stronger expense coverage ratio continued to be realized through a higher net interest income ratio to average assets (2.91% versus 2.72% for the Bank), and a lower operating expense ratio as a percent of average assets (2.61% versus 2.78% for the Bank). A higher interest income ratio accounted for the Peer Group’s higher net interest income ratio, which was partially offset by the Bank’s lower interest expense ratio.

Non-interest operating income remained a larger source of earnings for the Peer Group, as such income amounted to 0.89% and 0.54% of the Peer Group’s and the Bank’s average assets, respectively. Taking non-interest operating income into account in assessing comparative core earnings strength, the Bank’s updated efficiency ratio of 85.3% continued to compare unfavorably to the Peer Group’s efficiency ratio of 68.7%.

Loan loss provisions remained a larger factor in the Peer Group’s earnings. Updated loan loss provisions established by the Peer Group equaled 0.22%, versus recoveries of 0.04% of average assets for the Bank. Net non-operating losses equaled to 0.95% of average assets for the Bank, which remained a larger factor in the Bank’s earnings, versus net gains of 0.15% for the Peer Group. Most of the Bank’s losses were incurred from the impairment of certain AFS securities, along with minor levels of gains on the sale of investments and loans. As discussed in the Original Appraisal, given the non-recurring nature of the AFS impairment charge, and the less predictable and more non-recurring nature of gains and losses resulting from the sale of loans and investments, the impact of net gains on the Peer Group’s earnings have been somewhat discounted in evaluating the relative strengths and weaknesses of the Bank’s and the Peer Group’s earnings.

Consistent with the Original Appraisal, the Bank recorded a tax benefit due to the losses incurred, at the rate of 49%, while the Peer Group recorded an effective tax rate of 32.10%.

Table 4 presents the Bank’s updated credit quality measures. The only non-performing assets held by the Bank consist of loans on non-accrual status. The Bank’s non-performing loans/loans ratio declined to 0.63% since the date of the Original Appraisal, and remained lower than the comparable Peer Group ratio of 0.85%. Total non-performing assets continued to be lower for the Bank versus the Peer Group. BankFinancial’s updated ratio of reserves as a percent of non-performing loans and as a percent of total non-performing assets also improved since the date of the Original Appraisal. The Bank report a higher level of net loan charge-offs as a percent of loans in comparison to the Peer Group average, which decreased from the date of the Original Appraisal.

3. Stock Market Conditions

Since the date of the Original Appraisal, the performance of the overall stock market has been mixed. After the DJIA closed at a two month high in early-September on hopes for favorable employment numbers for August, the broader stock market traded in a narrow range through mid-September. Concerns that rising oil prices would hurt the economy and

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reduce corporate earnings pressured stocks lower in late-September. Stocks rallied at the start of the fourth quarter, largely on the basis of a rebound in technology stocks due to an upbeat outlook for third quarter earnings. Higher oil prices and allegations of improprieties in the insurance industry pressured the DJIA to its lowest level of the year in late-October. High technology and other smaller capitalization companies performed better than the overall market, in part due to more positive news from industry leaders. On October 29, 2004, the DJIA closed at 10027.5, or 2.8% lower since the date of the Original Appraisal, while the NASDAQ closed at 1974.99, or 4.3% higher since the date of the Original Appraisal.

Stock market activity for thrift issues has also been generally positive since the date of the Original Appraisal. Thrift stocks sustained a positive trend in early September, which was fueled by lower interest rates and strength in the broader stock market. The upward trend in thrift prices continued through mid-September, as September employment data matched expectations and inflation remained low. Thrift stocks edged lower at the close of the third quarter, which was largely attributable to weakness in the broader stock market. Thrift issues rebounded in conjunction with the broader stock market rally at the start of the fourth quarter. After trading in a narrow range into mid-October, thrift stocks moved somewhat lower on some disappointing third quarter earnings and lower guidance on future earnings due to margin compression resulting from a flatter yield curve. On October 29, 2004, the SNL Index for all publicly-traded thrifts closed at 1,503.1, an increase of 0.3% since the date of the Original Appraisal. This index is weighted by market capitalization of the underlying members of the indices, thus changes in market capitalization of large cap thrifts will have a greater impact on the index values.

Similar to the performance of the SNL Index for all publicly-traded thrifts, the updated pricing measures for the Peer Group and all publicly-traded thrifts increased since the date of the Original Appraisal. The Peer Group’s updated pricing measures continued to reflect similar P/E multiples and higher P/B ratios than indicated for the comparable averages for all publicly-traded thrifts. Since the date of the Original Appraisal, eight out of the ten Peer Group companies were trading at higher prices as of October 22, 2004. A comparative pricing analysis of all publicly-traded thrifts, the Peer Group and recent conversions is shown in the following table, based on market prices as of September 10, 2004 and October 29, 2004.

As set forth in the Original Appraisal, the “new issue” market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the price/book (“P/B”) ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value, whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is

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appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

Table 5

Average Pricing Characteristics

	At Sept. 10, 2004	At Oct. 29, 2004	% Change
Peer Group
Price/Earnings (x)	17.53x	18.07x	3.1%
Price/Core Earnings (x)	21.97	21.33	(2.9)
Price/Book (%)	129.68%	131.95%	1.8
Price/Tangible Book(%)	144.46	146.20	1.2
Price/Assets (%)	13.24	13.43	1.4
Avg. Mkt. Capitalization ($Mil)	$197.80	$200.42	1.3
All Publicly-Traded Thrifts
Price/Earnings (x)	17.80x	18.32x	2.9%
Price/Core Earnings (x)	19.75	19.77	0.1
Price/Book (%)	160.85%	161.38%	0.3
Price/Tangible Book (%)	175.25	175.37	0.1
Price/Assets (%)	17.14	17.47	1.9
Recent Conversions(2)
Price/Core Earnings (x)	17.50x	NA	NA
Price/Tangible Book (%)	191.09%	NA	NA

(1)	Pricing ratios for the Peer Group are on a fully converted basis.

(2)	Ratios are based on publicly-traded standard or second step conversions completed for prior three months. At October 29, 2004, there were no recent conversions completed in the prior three months.

As shown in Table 6, two second-step conversions and four mutual holding company offerings were completed during the past three months. While these transactions are not fully comparable to a standard conversion, five of the six offerings were closed at the top of their superranges. On a fully-converted basis, the average closing pro forma price/tangible book ratio of the four recent MHC offerings equaled 87.7%. On average, the six recent offerings reflected price appreciation of 7.1% after the first week of trading.

There have been no standard conversion offerings completed during the past three months. Over this same period, the two second-step offerings completed during the past three months are traded on the OTC Bulletin Board, and their infrequent trading makes their pricing ratios less meaningful.

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Summary of Adjustments

Table 7 reveals the adjustments made to BankFinancial’s pro forma value based upon our comparative analysis to the Peer Group in the Original Appraisal, and the respective changes made in this updated appraisal:

Table 7

Valuation Adjustments

Key Valuation Parameters:	Previous Valuation Adjustments	Updated Valuation Adjustments
Financial Condition	No Adjustment	No Adjustment
Profitability, Growth and Viability of Earnings	Moderate Downward	Slight Downward
Asset Growth	Slight Upward	Slight Upward
Primary Market Area	Slight Upward	Slight Upward
Dividends	No Adjustment	No Adjustment
Liquidity of the Shares	No Adjustment	No Adjustment
Marketing of the Issue	No Adjustment	Slight Upward
Management	No Adjustment	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment	No Adjustment

The factors concerning the valuation parameters of asset growth, primary market area, liquidity of the shares, management and effect of government regulations and regulatory reform did not change since the Original Appraisal.

In terms of financial condition, the “no adjustment” applied for the Bank’s financial condition in the Original Appraisal remained appropriate after taking into account the recent developments through September 30, 2004 as shown in the prospectus, with the Bank reporting minimal changes in the composition of the balance sheet. The Bank’s credit risk ratios improved since the date of the Original Appraisal, with lower non-performing loans ratios and higher reserve coverage ratios. Thus, we changed the “Credit Risk” adjustment within the financial condition valuation parameter from “slight downward” to “no adjustment”. We changed the earnings adjustment to “slight downward”, due to the improved earnings reported for the quarter ended September 30, 2004, which resulted in higher estimated core earnings in the valuation assumptions.

The market for thrift stocks was higher compared to the date of the Original Appraisal, as indicated by the increase in the various pricing ratios shown in Table 5 and the increase in the SNL Index. The pricing measures for the Peer Group and all publicly-traded thrifts increased from the date of the Original Appraisal. Recent thrift offerings have generally been well received, as all four of the recent offerings (MHC offerings, on a fully-converted basis) were closed at the top of their respective superranges and traded somewhat higher in initial

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trading activity. Considering this new issue market data since the Original Appraisal as well as the general improvement in thrift stocks, we revised the marketing of the issue adjustment from “no adjustment” to a “slight upward” adjustment.

Overall, taking into account the foregoing factors, we believe that an increase in the Bank’s estimated pro market value as set forth in the Original Appraisal is appropriate.

Valuation Approaches

In applying the accepted valuation methodology promulgated by the regulatory agencies, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing BankFinancial’s to-be-issued stock — price/earnings (“P/E”), price/book (“P/B”), and price/assets (“P/A”) approaches — all performed on a pro forma basis including the effects of the conversion proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, the valuation parameters for the reinvestment rate, effective tax rate and stock benefit plan assumptions utilized in the Original Appraisal did not change in this update.

Consistent with the Original Appraisal, this updated appraisal continues to be based primarily on fundamental analysis techniques applied to the Peer Group, including the P/E approach, the P/B approach and the P/A approach. Also consistent with the Original Appraisal, this updated appraisal incorporates a “technical” analysis of recently completed conversions, including principally the P/B approach which (as discussed in the Original Appraisal) is the most meaningful pricing ratio as the pro forma P/E ratios reflect an assumed reinvestment rate and do not yet reflect the actual use of proceeds.

Based on the foregoing, we have concluded that an increase in BankFinancial’s value is appropriate. Therefore, as of October 29, 2004, the aggregate pro forma market value of BankFinancial’s conversion stock has been increased from $150,000,000 to $185,000,000 at the midpoint of the valuation range. This valuation increase is based on such factors as the increase in the trading prices of the thrift market in general, the Peer Group companies specifically, and the closing pricing and aftermarket trading of recently converted savings institutions, along with the updated financial condition and earnings performance of the Bank between June 30, 2004 and September 30, 2004.

The Bank will adopt Statement of Position (“SOP” 93-6) which will cause earnings per share computations to be based on shares issued and outstanding excluding shares owned by an ESOP where there is not a commitment to release such shares. For the purpose of preparing the pro forma pricing tables and exhibits, we have reflected all shares issued in the offering including shares purchased by the ESOP as outstanding to capture the full dilutive impact of such stock to the Company’s shareholders. However, we have considered the impact of the Company’s adoption of SOP 93-6 in the determination of BankFinancial’s pro forma market value.

RP® Financial, LC.

Board of Directors

October 29, 2004

1. P/E Approach. In applying the P/E approach, RP Financial’s valuation conclusions considered both reported earnings and an estimated recurring or “core” earnings base, that is, earnings adjusted to exclude any one time non-operating and extraordinary items, plus the estimated after tax earnings benefit from reinvestment of net stock proceeds. The Bank reported a net loss of $4.051 million for the twelve months ended September 30, 2004. Thus, the Bank’s reported earnings are deemed “not meaningful” for valuation purposes, and thus are not further discussed in this valuation. In deriving BankFinancial’s estimated core earnings, the adjustments made to reported earnings included eliminating the losses incurred on the impairment in value of the securities held for sale, and eliminating gains on the sale of assets (loans and investment securities) for the twelve month period ended September 30, 2004. As shown below, on a tax affected basis, assuming an effective marginal tax rate of 39.75%, the Bank’s estimated core earnings were determined to equal $4.325 million for the twelve months ended September 30, 2004. (Note: see Exhibit 2 for the adjustments applied to the Peer Group’s earnings in the calculation of core earnings).

Table 8

BankFinancial, F.S.B.

Core Earnings Estimate

Amount
($000)
Net income	($4,051)
Addback: Loss on Impairment of Securities Held AFS(1)	9,018
Less: Gain on sale of assets(1)	(642)

Core earnings estimate	$4,325

(1)	Tax effected at 39.75%.

Based on BankFinancial’s estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Bank’s updated pro forma core P/E multiple at the $185.0 million midpoint value equaled 35.27 times, which provided for premiums of 65.4% and 79.6% relative to the Peer Group’s average and median core P/E multiples of 21.33 times and 19.64 times (versus premiums of 129.8% and 160.7% relative to the Peer Group’s average and median core P/E multiples as indicated in the Original Appraisal). The implied premiums reflected in the Bank’s pro forma core P/E multiples take into consideration the discount implied for the Bank’s pro forma P/B ratio. At the top of the superrange, the Bank’s core P/E multiple of 44.11 times reflects premiums of 106.8% and 124.6% relative to the comparable core P/E multiples for the Peer Group. See Exhibit 1 for thrift industry stock market pricing ratios and data. The Bank’s implied conversion pricing ratios relative to the Peer Group’s pricing ratios are indicated in Table 9, and the pro forma calculations are detailed in Exhibits 3 and 4.

RP® Financial, LC.

Board of Directors

October 29, 2004

RP® Financial, LC.

Board of Directors

October 29, 2004

2. P/B Approach. In applying the P/B approach, we considered both reported book value and tangible book value. The pre-conversion book value for BankFinancial equaled $93.4 million, while the pre-conversion tangible book value totaled $72.2 million. Based on the $185.0 million midpoint value, the Bank’s pro forma P/B and P/TB ratios equaled 73.0% and 79.6%. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 131.95% and 146.20%, respectively, BankFinancial’s updated ratios were discounted by 44.7% and 45.5% (versus discounts of 48.6% and 48.9% from the Peer Group’s P/B and P/TB ratios as indicated in the Original Appraisal). At the top of the superrange, the Bank’s P/B and P/TB pro forma ratios equaled 80.1% and 86.1% and reflected discounts of 39.3% and 41.1% relative to the comparable P/B and P/TB ratios for the Peer Group. RP Financial considered such discounts to be reasonable in light of the previously referenced valuation adjustments, the nature of the calculation of the pro forma P/B and P/TB ratios which mathematically results in a discounted ratio to book value and tangible book value, the Bank’s comparatively lower pro forma core ROE, and the Bank’s resulting core P/E multiple.

3. P/A Approach. P/A ratios are generally not as a reliable indicator of market value, as investors do not place significant weight on total assets as a determinant of market value. Investors place significantly greater weight on book value and earnings — which have received greater weight in our valuation analysis. At the $185.0 million midpoint value, BankFinancial’s pro forma P/A ratio equaled 11.34%. In comparison to the Peer Group’s average P/A ratio of 13.43%, BankFinancial’s P/A ratio indicated a discount of 15.6% (versus a discount of 29.2% at the midpoint valuation in the Original Appraisal).

RP® Financial, LC.

Board of Directors

October 29, 2004

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of October 29, 2004, the estimated aggregate pro forma market value of the Bank was $185,000,000 at the midpoint, equal to 1,850,000 shares at a per share value of $10.00. Pursuant to conversion guidelines, the 15 percent offering range indicates a minimum offering amount of $157,250,000 and a maximum offering amount of $212,750,000. Based on the $10.00 per share offering price, this valuation range equates to an offering of 15,725,000 shares at the minimum and 21,275,000 shares at the maximum. In the event the appraised value is subject to an increase, the offering range may be increased up to a supermaximum value of $244,662,500 without requiring a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares offered of 24,466,250. The pro forma valuation calculations relative to the Peer Group are shown in Table 9 and are detailed in Exhibits 3 and Exhibit 4.

Respectfully submitted, RP FINANCIAL, LC.

William E. Pommerening Chief Executive Officer

James J. Oren Senior Vice President

RP Financial, LC.

LIST OF EXHIBITS

Exhibit Number	Description

1	Stock Prices: As of October 29, 2004

2	Peer Group Core Earnings Analysis

3	Pro Forma Analysis Sheet

4	Pro Forma Effect of Conversion Proceeds

5	Firm Qualifications Statement

EXHIBITS

EXHIBIT 1

Stock Prices

As of October 29, 2004

EXHIBIT 2

Core Earnings Analysis

EXHIBIT 3

Pro Forma Analysis Sheet

EXHIBIT 4

Pro Forma Effect of Conversion Proceeds

EXHIBIT 5

Firm Qualifications Statement

FIRM QUALIFICATION STATEMENT

RP Financial provides financial and management consulting and valuation services to the financial services industry nationwide, particularly federally-insured financial institutions. RP Financial establishes long-term client relationships through its wide array of services, emphasis on quality and timeliness, hands-on involvement by our principals and senior consulting staff, and careful structuring of strategic plans and transactions. RP Financial’s staff draws from backgrounds in consulting, regulatory agencies and investment banking, thereby providing our clients with considerable resources.

STRATEGIC AND CAPITAL PLANNING

RP Financial’s strategic and capital planning services are designed to provide effective workable plans with quantifiable results. RP Financial analyzes strategic options to enhance shareholder value or other established objectives. Our planning services involve conducting situation analyses; establishing mission statements, strategic goals and objectives; and identifying strategies for enhancement of franchise value, capital management and planning, earnings improvement and operational issues. Strategy development typically includes the following areas: capital formation and management, asset/liability targets, profitability, return on equity and market value of stock. Our proprietary financial simulation model provides the basis for evaluating the financial impact of alternative strategies and assessing the feasibility/compatibility of such strategies with regulations and/or other guidelines.

MERGER AND ACQUISITION SERVICES

RP Financial’s merger and acquisition (M&A) services include targeting candidates and potential acquirors, assessing acquisition merit, conducting detailed due diligence, negotiating and structuring transactions, preparing merger business plans and financial simulations, rendering fairness opinions and assisting in implementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation expertise and regulatory knowledge, RP Financial’s M&A consulting focuses on structuring transactions to enhance shareholder returns.

VALUATION SERVICES

RP Financial’s extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, mutual-to-stock conversions, ESOPs, subsidiary companies, mark-to-market transactions, loan and servicing portfolios, non-traded securities, core deposits, FAS 107 (fair market value disclosure), FAS 122 (loan servicing rights) and FAS 123 (stock options). Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP Financial is the nation’s leading valuation firm for mutual-to-stock conversions of thrift institutions.

OTHER CONSULTING SERVICES AND DATA BASES

RP Financial offers a variety of other services including branching strategies, feasibility studies and special research studies, which are complemented by our quantitative and computer skills. RP Financial’s consulting services are aided by its in-house data base resources for commercial banks and savings institutions and proprietary valuation and financial simulation models.

RP Financial’s Key Personnel (Years of Relevant Experience)

Gregory E. Dunn, Senior Vice President

James P. Hennessey, Senior Vice President

James J. Oren, Senior Vice President

William E. Pommerening, Managing Director

Ronald S. Riggins, Managing Director